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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


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                                                           SEC FILE NUMBER
                                                               0-4123
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                                                           CUSIP NUMBER
                                                              624720207
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(Check One): [X]  Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ]  Form 11-K
               [ ]  Form 10-Q and Form 10-QSB [ ]  Form N-SAR

  For Period Ended:           June 30, 1996
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  [X] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
                              Moyco Technologies, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

 200 Commerce Drive, Montgomeryville, PA 18936
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City, State and Zip Code




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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   All information necessary to formulate the 10Q filing could not be gathered and structured into proper form without unreasonable delay because of, among other cause, temporary absense of necessary personnel.

     The Registrant was unable to file the Form 10-K Report by the filing deadline because of unanticipated delays in obtaining certain information needed to be included in the Form 10-K Report and delays due to making technical changes to the information to be used in the Form 10-K Report. The Registrant did file the Form 10-K Report on September 29. 1997 within forty-five (45) minutes of the applicable filing deadline.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

Lawrence E. McAlee, Esquire           215                557-2945
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     (Name)                       (Area Code)        (Telephone Number)


     (2)  Have all other periodic reports required under
          Section 13 or 15(d) of the Securities Exchange Act of
          1934 or Section 30 of the Investment Company Act of
          1940 during the preceding 12 months or for such
          shorter period that the registrant was required to
          file such report(s) been filed?  If answer is
          no, identify report(s).                                 [X] Yes [ ] No

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     (3)  Is it anticipated that any significant change
          in results of operations from the corresponding
          period for the last fiscal year will be
          reflected by the earnings statements to be
          included in the subject report or portion
          thereof?                                               [X] Yes [ ] No
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     Please refer to the Registrant's Form 10-K Report filed on September 29,
1997 Item 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS and the Form 8-K Report filed on August 8, 1997 with the Commission.

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Moyco Technologies, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  October 1, 1997                  By  /s/ Marvin E. Sternberg
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                                           Marvin E. Sternberg
                                           Chairman of the Board
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

     Intentional missstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).